

June 2, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: The RBB Fund Trust
       Issuer CIK: 0001618627
       Issuer File Number: 333-200168 / 811-23011
       Form Type: 8-A12B
       Filing Date: June 2, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Twin Oak Endure ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications